As filed with the Securities and Exchange Commission on May 18, 2017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________
AMENDMENT NO. 1
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
 ______________________________________

Advanced Emissions Solutions, Inc.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, $0.001 par value
(Title of Class of Securities)

00770C101
(CUSIP Number of Class of Securities)

Ted Sanders General Counsel 640 Plaza Drive, Suite 270 Highlands Ranch CO 80129 (720) 598-3500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies of all communications, including communications sent to agent for service, should be sent to:
Garth B. Jensen
Steven D. Miller
Sherman & Howard L.L.C.
633 17th St., Ste. 3000
Denver, Colorado 80202
Telephone: (303) 297-2900
Facsimile: (303) 298-0940

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$9,990,000	$1,158**
*Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 925,000 shares of common stock at the maximum tender offer price of $10.80 per share.

**The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $115.90 per $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which     the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,158.00	Filing Party: Advanced Emissions Solutions, Inc.
Form or Registration No.: 005-87576	Date Filed: May 8, 2017

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

Introduction
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2017 (“Schedule TO”) by Advanced Emissions Solutions, Inc., a Delaware corporation (“ADES” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 925,000 shares (the “Shares”) of its common stock, $0.001 par value per share (“Common Stock”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $10.80 nor less than $9.40 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 2017 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) as amended hereby and as each may be supplemented or further amended from time to time (which together constitute, the “Offer”). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.
The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated into this Amendment No. 1 to Schedule TO by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4.    Terms of the transaction.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
(a) Material Terms.
The information set forth in the Amendment No. 1 to the Offer to Purchase, filed as Exhibit (a)(1)(G) hereto, is incorporated herein by reference.
Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase.
(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients.
(a)(1)(F)*	Letter to Stockholders.
(a)(1)(G)	Amendment No. 1 to Offer to Purchase.
(a)(1)(H)	Amended Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(I)	Amended Notice of Guaranteed Delivery.
(a)(1)(J)	Amended Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(K)	Amended Letter to Clients.
(a)(1)(L)	Amended Letter to Stockholders.
(a)(5)(A)*	Press Release issued by ADES on May 8, 2017.
(a)(5)(B)	Press Release issued by ADES on May 18, 2017.

* Previously filed.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Advanced Emissions Solutions, Inc.

By:	/s/ L. Heath Sampson
Name:	L. Heath Sampson
Title:	President, Chief Executive Officer and Treasurer

Date: May 18, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase.
(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients.
(a)(1)(F)*	Letter to Stockholders.
(a)(1)(G)	Amendment No. 1 to Offer to Purchase.
(a)(1)(H)	Amended Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(I)	Amended Notice of Guaranteed Delivery.
(a)(1)(J)	Amended Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(K)	Amended Letter to Clients.
(a)(1)(L)	Amended Letter to Stockholders.
(a)(5)(A)*	Press Release issued by ADES on May 8, 2017.
(a)(5)(B)	Press Release issued by ADES on May 18, 2017.

* Previously filed.